Exhibit 4
A G R E E M E N T

This Agreement is made this 4h day of December, 2007, by and between Thomas N. Mahoney, whose address is 11995 El Camino Real, Suite 301, San Diego, Calif., hereinafter referred to as the "Consultant", and  Fonix Corporation, a Delaware corporation, whose principal place of business is located at 9350 South 150 East Suite 700, Sandy, UT 84070 , hereinafter referred to as "Company" or “Fonix.”

W I T N E S E T H:

WHEREAS, the Company desires to engage the services of the Consultant to perform for the Company consulting services as an independent contractor and not as an employee; and

WHEREAS, Consultant desires to consult with the Board of Directors, the officers of the Company, and the administrative staff, and to undertake for the Company consultation as to the direction of certain functions of the Company as described herein.

NOW, THEREFORE, it is agreed as follows:

1. Term. The respective duties and obligations of the contracting parties shall be for a period of four (4) months commencing on the 4th day of December, 2007, and may be terminated by either party after giving thirty (30) days' written notice to the other party at the addresses stated above or at an address chosen subsequent to the execution of this Agreement and duly communicated to the party giving notice.

2. Consultations. Consultant shall be available to consult with the Board of Directors, the officers of the Company, and the heads of the administrative staff, at reasonable times, concerning matters pertaining to the organization of the administrative staff, the fiscal policies of the Company, the relationship of the Company with its employees or with any organization representing its employees, and, in general, the important problems of concern in the business affairs of the Company. Consultant shall not represent the Company, its Board of Directors, its officers or any other members of the Company in any transactions or communications nor shall Consultant make claim to do so.

3.  Independent Contractor.  Consultant acknowledges that Consultant’s retention does not confer upon Consultant any ownership interest in or personal claim upon any license, right or product of the Company, nor does this Agreement confer any employment right on Consultant.  Consultant agrees that in performing his duties under this Agreement, he shall be operating as an independent contractor as that term is defined in United States Treasury Department regulations and United States Internal Revenue Service rulings and interpretations.  Nothing contained herein shall in any way constitute any association, partnership, employer/employee relationship, or joint venture between the parties hereto, or be construed to be evidence of the intention of the parties to establish any such relationship.  Neither party shall have any right, power or authority to make any representation nor to assume or create any obligation, whether express or implied, on behalf of the other, or to bind the other party in any manner whatsoever.  Both of the parties agree, respectively, that they shall not hold themselves out in any manner that would be contrary to the terms of this Section 3.

4.  Confidentiality and Non-Disclosure.  Consultant acknowledges that in performance of services under this Agreement, he may acquire confidential information concerning Fonix technology, know-how, product development and marketing plans, business concepts, financial matters and other information which are valuable, special and unique assets of Fonix (herein “Information”).  Consultant will not, during or after the term of this Agreement, disclose any Information, no matter how acquired, to any person or entity for any reason or purpose outside of Consultant’s usual business activities as defined hereunder, and will not in any manner directly or indirectly aid or be a party to any acts, the effects of which would tend to divert, diminish or prejudice the technology, good will, business or business opportunities of Fonix.  In the event of a threatened breach of Consultant of the provisions of this paragraph, Fonix shall be entitled to an injunction restraining Consultant from disclosing any such information or from rendering any services to any person or entity to whom any such information has been disclosed or threatened to be disclosed.  Nothing herein shall be construed as prohibiting Fonix from pursuing any other remedies available to Fonix for actual breach of the provision of this paragraph, including the recovery of damages from Consultant.

(a)           In exchange for Fonix executing this Agreement and agreeing to the retention of Consultant’s services by Fonix, Consultant does hereby enter into the covenant of confidentiality set forth in this Section 4 (the “Confidentiality Covenant”) and acknowledges the adequacy of the consideration to support the Confidentiality Covenant.

(b)           The Confidentiality Covenant shall survive the expiration or termination of this Agreement.

5. Liability. With regard to the services to be performed by the Consultant pursuant to the terms of this agreement, the Consultant shall not be liable to the Company, or to anyone who may claim any right due to any relationship with the Corporation, for any acts or omissions in the performance of services on the part of the Consultant or on the part of the agents or employees of the Consultant, except when said acts or omissions of the Consultant are due to willful misconduct or gross negligence. The Company shall hold the Consultant free and harmless from any obligations, costs, claims, judgments, attorneys' fees, and attachments arising from or growing out of the services rendered to the Company pursuant to the terms of this agreement or in any way connected with the rendering of services, except when the same shall arise due to the willful misconduct or gross negligence of the Consultant and the Consultant is adjudged to be guilty of willful misconduct or gross negligence by a court of competent jurisdiction.

6.  Indemnification.  Consultant will indemnify and hold harmless Fonix and its directors, officers, and each person, if any, who controls Fonix within the meaning of the Securities Act, of 1933 (the “Act”), as amended, from and against any and all losses, claims, damages, expenses, liabilities or actions to which any of them may become subject under applicable law (including, without limitation, the Act) and will reimburse them or any legal or other expenses incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon Consultant’s willful misconduct or gross negligence.  The indemnification agreement contained in this paragraph shall remain in full force or effect, regardless of any investigation made by or on behalf of Consultant, and shall survive the consummation of the transactions contemplated by and termination of this Agreement.

7. Compensation. The Consultant shall receive from the Company for the performance of the services rendered to the Company pursuant to the terms of the agreement two hundred million shares of free trading FNIX stock (the “Compensation Shares”). These terms are more thoroughly referenced in Schedule A-1, attached herein to this document.  Any offer or issuance of the Compensation Shares under this Agreement shall be subject to the filing and effectiveness, at or prior to the time this Agreement is executed by Fonix, of a registration statement under the Act on Form S-8, covering the Compensation Shares.

8.  Representations and Warranties.  Consultant hereby makes the following representations and warranties to and in favor of the Company;

(a)           Consultant is an "Accredited Investor" as defined in Regulation D under the Act.

(b)           Consultant confirms that all documentation regarding the Company requested by Consultant have been made available by the Company for inspection and copying and that Consultant has been supplied with all additional information that has been required.

(c)            Consultant has such knowledge and experience in finance, securities, investments and other business matters so as to be able to protect his interests in connection with this transaction, and his investment in the Company hereunder is not material when compared to his total financial capacity.

(d)           Consultant will acquire the Compensation Shares for investment and not with a view to the sale or distribution thereof.

(e)           Consultant acknowledges that the representations, warranties and agreements made by him herein shall survive the execution and delivery of this Agreement and the performance of services hereunder.

9. Arbitration. Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be settled by arbitration in accordance of the rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) shall be entered in any court having jurisdiction thereof. For that purpose, the parties hereto consent to the jurisdiction and venue of an appropriate court located in County of San Diego, State of California. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled. In such event, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

10.  Assignment.  The Consultant’s rights and duties pursuant to this Agreement are not assignable without the express written agreement of Fonix, which may be withheld for any reason or no reason.  Fonix may assign any of its rights or obligations hereunder.

11.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware of the United States of America.

12.  Amendment.  This Agreement may be amended only by the written consent of the parties.

13.  Waiver.  No waiver of any breach or default of this Agreement by either party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

THOMAS N. MAHONEY - CONSULTANT

By:	/s/ Thomas N. Mahoney	Date: 11/26/2007
Thomas N. Mahoney,

Fonix Corp.

By:	/s/ Roger D. Dudley	Date: ______________
Roger D. Dudley,
Chief Financial Officer

____________________________________________
END

SCHEDULE A-1

For the services to be rendered and performed by Thomas N. Mahoney, Consultant, during the term of this Agreement, Fonix Corp. shall, upon acceptance of this Agreement, Pay to Consultant:

Two hundred million (200,000,000) shares of free trading FNIX stock due upon the execution of the Agreement.

THOMAS N. MAHONEY - CONSULTANT

By:	/s/ Thomas N. Mahoney	Date: 11/26/2007
Thomas N. Mahoney,

Fonix Corp.

By:	/s/ Roger D. Dudley	Date: ______________
Roger D. Dudley,
Chief Financial Officer

____________________________________________
END